FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: August 24, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group to Repurchase Shares

Toronto, August 24, 2006 - The Toronto-Dominion Bank (TD: TSX) today announced that, subject to the approval of the Toronto Stock Exchange, it intends to launch a normal course issuer bid through the facilities of the Toronto Stock Exchange to repurchase up to 4 million shares representing approximately 0.6% of the bank’s outstanding common shares as of August 18, 2006. TD will file a notice of intention with the Toronto Stock Exchange prior to commencing purchases.

The number of shares and timing of the repurchases will be as determined by TD, but it is the bank’s goal to repurchase sufficient shares during the course of the bid to offset common share dilution from the exercise of stock options over a 12-month period which is expected to begin in September, 2006.

TD may commence purchases after the Toronto Stock Exchange has accepted the notice of intention and the bank expects to begin repurchasing shares in September, 2006, continuing for up to one year. All repurchased shares will be cancelled.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$385.8 billion in assets, as of July 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information:
Peter Levitt, Vice President, Capital Finance, (416) 308-4426